

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 12, 2008

<u>VIA U.S. MAIL AND FAX (630) 375-4940</u>

Ms. Amy Forster
Chief Financial Officer
Westell Technologies Inc.
750 N. Commons Drive,
Aurora, Illinois 60504

> **Re: Westell Technologies Inc.
> Form 10-K for Fiscal Year Ended March 31, 2007
> Filed June 14, 2007
> File No. 027266**

Dear Ms. Forster:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director